

August 9, 2013

Via E-mail
Gary Sekulski
Chief Executive Officer
Selway Capital Acquisition Corporation
66 Ford Road, Suite 230
Denville, NJ 07834

> **Re:** **Selway Capital Acquisition Corporation**
> **Amendment No. 4 to Form 8-K**
> **Filed July 25, 2013**
> **File No. 000-54527**

Dear Mr. Sekulski:

We have reviewed amendment no. 4 to your Form 8-K and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Existing Programs, page 10

1. We note your response to our prior comment 2 that the regional health benefits provider ceased to sell your products in the first quarter of 2013. Please revise your disclosure in this section to clarify that the regional health benefits provider no longer sells your PBM product and to provide the date it ceased such sales.

Exhibit 99.2
Unaudited Condensed Combined Pro Forma Financial Information

2. We acknowledge your response to prior comment 6. However, your pro forma financial information does not comply with Rule 8-05(b)(1) of Regulation S-X. The pro forma income statements should reflect the combined operations for the latest fiscal year and interim period. The revised exhibit includes a pro forma combined income statement for the quarter ended March 31, 2013 but you have removed the pro forma combined income statement for the year ended December 31, 2012. Please revise to include a pro

forma combined income statement for the year ended December 31, 2012 that includes historical amounts that agree with the restated amounts in Exhibit 99.1 as noted in prior comment 8. Also, you have included two pro forma combined balance sheets. Please revise to include only a pro forma balance sheet as of March 31, 2013.

Pro Forma Condensed Combined Balance Sheet as of March 31, 2013
Notes to Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2013

3. Please refer to the pro forma adjustments disclosed in Note 1. It appears that some of the adjustments were not updated to reflect March 31, 2013 balances. For example, the adjustments to remove HCCA common stock and the accumulated deficit of SCAC appear to be based on December 31, 2012 balances. Please revise all pro forma adjustments to correct any inconsistencies.

You may contact Christine Allen at (202) 551- 3652 or Donald Abbott at (202) 551- 3608 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Giovanni Caruso, Esq.
        Loeb & Loeb LLP
        345 Park Avenue
        New York, NY 10154